Anthemis Digital Acquisitions I Corp

122 Hudson Street, 3rd Floor

New York, NY 10013

October 22, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	David Irving
Sharon Blume
John Stickel
Susan Block

Re:	Anthemis Digital Acquisitions I Corp

Withdrawal of Acceleration Request for Registration Statement on Form S-1

Filed October 1, 2021, as amended

File No. 333-259986

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on October 19, 2021, in which we requested the acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-259986) (the “Registration Statement”) of Anthemis Digital Acquisitions I Corp to 4:00 P.M. ET on October 21, 2021 or as soon as practicable thereafter, pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Please call Ryan J. Maierson of Latham & Watkins LLP at (713) 546-7420 or Ryan K. deFord at (212) 906-1627 with any questions you may have concerning this request.

Very truly yours,

Anthemis Digital Acquisitions I Corp

By:	/s/ Amy Nauiokas
Name:	Amy Nauiokas
Title:	Chief Executive Officer